

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2017

Gregory B. Maffei
Chief Executive Officer
Liberty Interactive Corporation
12300 Liberty Blvd.
Englewood, Colorado 80112

> **Re: Liberty Interactive Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 23, 2017**
> **File No. 333-220270**
>
> **Schedule 13E-3 filed by HSN, Inc., Liberty Interactive Corporation, et. al.**
> **Filed October 23, 2017**
> **File No. 005-84170**

Dear Mr. Maffei:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, providing the requested information, or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, pleased tell us why in your response.

After reviewing any response or amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary, page 17

1.   We note your revised disclosure in response to comment 4. Please further revise to provide additional and quantifiable detail about the assets and liabilities that you currently contemplate will be reattributed to the QVC Group. In this regard, we note that you quantified the outstanding principal amount of Liberty Charter Exchangeable Debentures but you have not quantified the outstanding principal amounts of the other

series of debt that will be reattributed. We also note the figures used in Goldman Sachs' and Centerview Partners' July 5, 2017 presentation materials. Please also briefly describe the Management and Allocation Policies that you will consider in making such reattribution.

Special Factors

Background of the Merger, page 21

2.   Please affirmatively state whether or not Liberty Interactive or any affiliate received any report, opinion, or appraisal from any outside third party materially related to the Rule 13E-3 transaction. Refer to General Instruction E to Schedule 13E-3 and Item 1015(a) of Regulation M-A. In your response, please be sure to address Allen & Co. and the strategic advice it provided to Liberty Interactive concerning the HSNi transaction. In this regard, we refer to your disclosure on page 32 indicating that Liberty Interactive engaged Allen & Co. to act as its financial advisor with respect to the transaction and that Allen & Co. provided strategic advice with respect to the HSNi transaction "from time to time." Based on your response, please also consider the applicability of Items 1015(b) and 1016(c) of Regulation M-A. For additional guidance, also refer to Question 117.06 to Compliance Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

3.   Please revise your disclosure to address the nature of strategic advice provided by Allen & Co. to Liberty Interactive concerning the HSNi transaction.

4.   We note the reference to alternative structural considerations in the presentation materials of Goldman Sachs and Centerview Partners on February 9, 2017. Please revise your disclosure to address whether alternative structural considerations for the merger were considered, including whether the parties contemplated waiting until the GCI transactions closed.

5.   You state that on May 15, 2017 the Special Committee discussed the merits of conditioning a transaction with Liberty Interactive on consummation of the proposed GCI transactions, "but concluded that such a condition was not in the best interests of the HSNi stockholders." Please enhance your disclosure to address what factors the Special Committee considered in reaching that determination.

HSNi's Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger, page 38

6.   We note that the Special Committee considered the opinions of Goldman Sachs and Centerview Partners regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the

disclosure obligation. Please revise to clarify whether the Special Committee and HSNi Board adopted the analyses and opinions of Goldman Sachs and Centerview Partners.

7.   We note your disclosure concerning the potentially negative factors considered by the Special Committee and the HSNi Board. Please advise whether the Special Committee and HSNi Board also considered the (i) multi-class capital structure of Liberty Interactive and (ii) limited voting control that HSNi stockholders will have in the QVC Group post-merger, and revise accordingly.

8.   We note that the disclosures on pages 11, 43 and elsewhere addresses the fairness to HSNi stockholders generally. Item 1014(a) of Regulation M-A, by its terms, applies to the subject company, HSN, Inc. Accordingly, please revise the disclosure to state explicitly whether HSN, Inc. reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders.

Special Factors, page 41

9.   Please refer to Rule 13e-3(e)(1)(ii) and provide the substantive disclosures in the front of the disclosure document.

Liberty Interactive, page 46

10.   Please advise whether Liberty Interactive's management considered possible consummation of the GCI transactions in preparing the unaudited forecasted financial information of the QVC Group for the fiscal years ending 2017 through 2021.

Opinion of the Special Committee Financial Advisor (Centerview Partners), page 49

11.   Please disclose all material assumptions made by Centerview Partners and Goldman Sachs in their analyses. For example, explain how (i) Centerview Partners and Goldman Sachs developed their EBITDA multiples and range of discount rates in their Discounted Cash Flow Analysis, and (ii) Goldman Sachs developed its EBITDA multiples and illustrative discount rate in its Present Value of Future Share Price Analysis.

12.   Please revise to disclose the data underlying the results described in each financial advisor's analysis and show how that information resulted in the values disclosed. For example, disclose (i) the company's projected results that were used in conducting each Discounted Cash Flow Analysis or a cross-reference to where they appear, (ii) data from each transaction that resulted in the multiples disclosed on pages 56 and 67 with respect to the Selected Transactions Analysis, (iii) the equity values, enterprise values, EBITDA and other information for each comparable company that is the basis for the multiples disclosed on pages 58 and 66 with respect to Selected Public Companies Analysis, and (iv) data from each transaction that resulted in the premiums disclosed on page 70 with respect to the Illustrative Premiums Paid Analysis. Alternatively, please provide us with

a brief analysis in support of your apparent position that such disclosure is not required to comply with Item 1015(b)(6) of Regulation M-A.

Cautionary Statement..., page 111

13.   Sections 27A and Section 21E, by their terms, do not apply in the context of transactions subject to Rule 13e-3. Accordingly, none of the statements contained within the proxy statement may be properly defined as "forward-looking" within the meaning of those statutory provisions, and your disclosure should not otherwise suggest that they are eligible for protection under these safe-harbor provisions codified under the Securities Act or the Exchange Act.

Risk Factors, page 113

14.   The risk factor discussion must immediately follow the summary section. Please revise accordingly. Refer to Item 503(c) of Regulation S-K.

        Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, Joseph McCann, Attorney-Adviser in the Office of Mergers & Acquisitions, at (202) 551-6262, Nicholas Panos, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3266, or me at (202) 551-3720 with any questions.

                                                    Sincerely,

                                                    /s/ Lisa M. Kohl for

                                                    Mara L. Ransom
                                                    Assistant Director
                                                    Office of Consumer Products

cc: Renee Wilm, Esq.
     Baker Botts L.L.P.